March 10, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro, S.A. de C.V. (the "Company")
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; Form 6-K filed October 26, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of the Company, the undersigned acknowledges that:

(i) The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Commission Staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Rafael Colome Carrasco
Rafael Colome Carrasco
VP Administration

cc:

Howard Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP

Tracey Houser
Securities and Exchange Commission